SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

5 April 2006

CORUS GROUP plc
(Translation of Registrant’s Name into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 5 April 2006	By	/S/ Allison Scandrett

Name: Allison Scandrett
Deputy Company Secretary

2005

Annual review

Raising our game

Value in steel

How is Corus performing? We have delivered strong financial and operating results.

Underlying operating profit increased 14% in a challenging year, underpinned by increased benefits of some £220 million from our ‘Restoring Success’ programme.

Highlights

•	Group operating profit of £680m

•	Operating profit before restructuring and impairment costs and profit on disposals of £720m, a 14% improvement over 2004

•	Restoring Success programme has underpinned the financial results

•	Profit after taxation of £451m

•	Earnings per share of 10.17p

•	Net debt reduced to £821m, gearing ratio of 25%

•	Proposed final dividend of 1p taking the full year dividend to 1.5p

Financial summary
	2005		2004
Year ended 31 December 2005	£m		£m

Turnover	10,140		9,332

Group operating profit	680		662

Operating profit before restructuring and impairment costs and profit on disposals	720		631

Profit before taxation	580		567

Profit after taxation	451		441

Earnings per share	10.17	p	10.07	p

Net debt at end of period	(821)		(842)

Contents
2	Group at a glance
5	Chairman’s statement
9	Chief Executive’s statement
13	Review of the period
14	Strip Products Division
16	Long Products Division
18	Distribution & Building Systems Division
20	Aluminium Division
22	Central and other
23	Other topics
26	Board of directors
28	Summary directors’ report

30	Summary report on remuneration
34	Summary financial statement
34	Auditors’ report
35	Consolidated income statement
36	Consolidated balance sheet
37	Consolidated statement of recognised income and expense
38	Consolidated cash flow statement
39	Supplementary information
40	Shareholder information
IBC	Glossary

Corus Annual Review 2005 1

Group at a glance
The principal activities are as follows:

Strip Products Division

•	Corus Strip Products IJmuiden and Corus Strip Products UK
Hot rolled steel strip and cold rolled and metallic coated steel
•	Corus Packaging Plus
Light gauge coated steel for packaging and non-packaging applications
•	Corus Tubes
Steel tubes, hollow sections, linepipe and pipeline project management
•	Corus Colors
Pre-finished steels
•	Corus Special Strip
Plated precision strip products with specialist finishes
•	Cogent Power
Electrical steels, transformer cores, generator and motor laminations

Aluminium Division

•	Corus Primary Aluminium
Extrusion billets, slabs and ingots
•	Corus Aluminium Rolled Products
Plate, sheet and coil
•	Corus Aluminium Extrusions
Soft and hard extruded profiles, rods and bars

Distribution & Building Systems Division

•	Corus Distribution and Building Systems
Service centres, further material processing and building systems
•	Corus International
Tailored product and service solutions for international projects and international trade
•	Corus Consulting
Consultancy, technology, training and operational assistance to the steel and aluminium industries

Long Products Division

•	Corus Construction & Industrial
Plate, sections, wire rod and semi-finished steel
•	Corus Engineering Steels
Engineering billet, rolled and bright bar
•	Corus Rail
Railway products, design and consultancy, rail infrastructure contracting
•	Downstream Businesses
Custom designed hot rolled special steel profiles, hot and cold narrow strip
•	Teesside Cast Products
Slab and bloom

External turnover (£bn)	External deliveries (mt)	Employees (at year end)

■	Strip Products	4.13	■	Strip Products	8.59	■	Strip Products	22,500

■	Long Products	1.97	■	Long Products	4.75	■	Long Products	11,800

■	Distribution & Building Systems	2.97	■	Distribution & Building Systems	6.45	■	Distribution & Building Systems	5,700

■	Aluminium	1.07		Total	19.79	■	Aluminium	5,700

	Total	10.14	■	Aluminium	0.62	■	Central & other	1,600

							Total	47,300

2  Corus Annual Review 2005

What is Corus’ strategy?
We continue to focus on carbon steels, with a growing focus on value added, differentiated products.

The Corus Way will continue to build a strong and competitive business in Western Europe. We are targeting a sales mix of at least 60% value added, differentiated products.

What makes a sustainable business?
Balancing the needs of all our stakeholders.

We are focused on operating as efficient, safe and responsible a business as possible – satisfying our customers, shareholders, employees, wider stakeholders and society at large.

Chairman’s statement
Corus is now realising its true potential and delivering
value for all its stakeholders.

Continued progress

Our ‘Restoring Success’ plan, which was launched over two years ago, to turn Corus around and realise its true potential, has played an increasingly important role in underpinning the financial performance of the Group. In 2005, the improvement in the result seen last year has continued, with underlying operating profit, excluding restructuring and impairment charges and gains on disposals increasing by 14% to £720m (2004: £631m) and reported earnings per share to 10.17p (2004: 10.07p). These improvements have been achieved against a background of increasingly challenging market conditions as the year developed and reflect the Company’s continued transformation into a business that can deliver sustainable earnings over the longer-term.

In addition, our financial position has further strengthened, reflected in a reduction in net debt to £821m at the year-end, which translated into gearing of 25%. The strong cash generation has been achieved at a time when we continue to invest heavily for the future of our business with capital expenditure of £423m in the year.

Over the past two years, a key element of Restoring Success has been the transformation of the Company’s balance sheet. This transformation has continued in February 2006 with the repayment of the 11.5% 2016 Debenture, financed from existing cash balances. This repayment will significantly reduce our ongoing interest costs and has further strengthened the financial platform from which we can grow the business.

This continued progress could not have been achieved without the commitment and support of the whole management team led by Philippe Varin and valuable contribution made by all the Corus employees. On behalf of the Board, I thank everyone for their support and hard work.

Dividend

In my 2004 statement, I indicated that the Board intended to recommence dividend payments for 2005 and an interim dividend was announced with the Interim results. In view of the continued progress your Company has made, the directors are pleased to announce that we will be recommending at our Annual General Meeting, a final dividend of 1p per share giving a total for the year of 1.5p per share.

The Board, management and employees

In November 2005, we were delighted to welcome Noël Harwerth to the Board and as a member of two Board committees, Audit and Health, Safety and Environment. Noël’s extensive background in international finance will further strengthen the Board’s knowledge and experience. Corus also appointed Nelson Cunha as Group Director, Technology and Services to the Executive committee in July 2005. Nelson has 30 years experience with Companhia Siderurgica Nacional (CSN), a leading steel company in Brazil and he will further strengthen the Company’s executive management team.

As I reported last year, half of the senior executive bonuses are paid in the form of Company shares. These shares are held in trust for three years to ensure that the longer-term interests of management are aligned with the creation of value for shareholders. In addition, minimum shareholding targets for our senior executives were implemented during 2005 and good progress has been made in achieving these targets that are broadly equivalent to one and a half times the Chief Executive’s salary and one times salary for other executives.

In October 2005, the Company also re-launched the all employee sharesave scheme that received a very positive response. This enabled employees to further participate in the Group’s development and is yet another example of how we

“2006 is an important year for Corus. With
the completion of our Restoring Success
programme, we are now embedding
a philosophy of Continuous Improvement
and higher performance throughout
the Company.”

Corus Annual Review 2005  5

Chairman’s statement

intend to ensure that the entire Corus team pulls together in the same direction in the interest of all stakeholders.

Corporate social responsibility
Corus takes its corporate responsibilities seriously, in relation to both the communities within which it operates and the impact of its business on the environment. All members of the Executive committee personally conducted safety inspection tours, with 150 of these being completed in 2005. This emphasises the leadership, high-level profile and widespread recognition of the importance of health and safety across the Company.

In June 2005, we published our first corporate responsibility report. Corus has delivered significantly higher safety and environmental performance during the year and remains committed to ensuring that this trend continues. Our report also featured our contributions towards sustainability in the sectors and communities in which we work. This year, we are further focusing on our social impact and our ethical conduct. In support of this, we are implementing a revised code of ethics and compliance programme. Our next corporate responsibility report will be published in May 2006.

Regulatory changes
During 2005, there have been a considerable number of important changes to the way companies report and the wider regulatory framework under which they work and conduct their business.

As with all listed UK and European companies, Corus was required to prepare its accounts under International Financial Reporting Standards (IFRS) from January 2005. The move to common accounting standards is an important step in harmonising and creating a common reporting platform across geographical boundaries. However, the increased volatility that IFRS introduces to financial reporting and the complexity of these standards can constrain our efforts to simplify and enhance our financial reporting for the benefit of shareholders, particularly for the small, private shareholder.

January 2005 also saw the launch of the European Union Emissions Trading Scheme (EUETS) to control carbon dioxide emissions from various production processes, including steelmaking. Corus continues to improve its environmental performance and expects to fully comply with its government allocated targets during the first phase of this reporting, until the end of 2007. We remain committed to ever higher standards of environmental performance but as phase 2 of this scheme is developed, we would again ask that legislators pay due regard to the competitive position of manufacturing industries in Europe, particularly in a global international context.

Corus commenced quarterly reporting on 30 November 2005 when we published our third quarter results. This move to additional reporting was made in the interest of our shareholders, to provide a more regular update on the performance of the Company. As a US registered company, we are also required to make an annual filing, known as the 20-F, that used to be published separately. This year for the first time we have merged this filing with our Annual Report to communicate with all our shareholders at the same time and within one report.

In 2006, our regulatory requirements will continue to increase when, as a result of our US listing, Corus will be required to certify that it fully complies with Section 404 of the Sarbanes-Oxley Act, which deals with internal control over financial reporting. The Company continues to dedicate significant management resources to ensure that it fulfils its obligations in this respect, but it will be faced with considerable additional costs associated with this and its other regulatory and reporting obligations.

Share dealing service and consolidation
As a direct result of investor feedback, particularly from our smaller shareholders, Corus launched a free share dealing service during the second half of 2005, for those shareholders who hold less than 5,000 shares. This scheme was very successful and will be repeated during the current year.

In addition, we will seek approval at the Annual General Meeting (AGM) to consolidate Corus’ existing share capital through the issue of one new share for a set number of existing shares of 10p each. In summary, the consolidation has the potential to reduce volatility in our share price in addition to improving market efficiency in trading of Corus

6  Corus Annual Review 2005

Chairman’s statement

shares by narrowing the relative spread between bid and offer prices. The full details of this resolution are included in the AGM Notice of Meeting, distributed to all shareholders.

Looking ahead
2006 is an important milestone for Corus in a number of ways. On 16 March 2006 we announced that we had signed a letter of intent with Aleris International Inc. to acquire our Aluminium rolled products and extrusions businesses for approximately £570m. We believe that this proposed sale secures a positive future for the business, its employees and customers. The necessary consultation process is now underway.

2006 also marks the completion of our Restoring Success plan that has already delivered significant benefits. Last year I talked about the development of The Corus Way, which will take the programme of Continuous Improvement beyond Restoring Success to create a new philosophy and higher standards of performance within the Company. This is at the heart of The Corus Way and I look forward to reporting to you on our progress during 2006 and beyond as we continue with our efforts to deliver further value for our shareholders.

Jim Leng
Chairman

Corus Annual Review 2005  7

What are the next steps? We must raise our game, set new targets and address structural issues.

We aim to build a sustainable, added value business in Europe, while looking to secure access to steelmaking in lower cost, higher growth regions.

Chief Executive’s statement
Based on Restoring Success, Corus today
is a stronger and more robust business.

2005: performance overview

In 2005 Corus’ overall financial performance showed further improvement. The underlying operating profit, before restructuring and impairment costs and profits on the disposal of assets, increased by 14% to £720m (2004: £631m). As the year progressed and market conditions deteriorated for the carbon steel businesses, self-help measures as part of our Restoring Success programme played an increasingly important role in delivering this improvement.

At the start of the year, steel demand slowed as a result of high inventories through the supply chain and weak demand in the automotive and construction sectors. Combined with higher imports into the European Union, this led to downward pressure on selling prices through the first half of 2005. This pressure increased in the third quarter at the same time as the business experienced significantly higher raw material and energy costs.

To align production with demand, Corus reduced steel production by 7% in the third quarter, compared to 2004. A number of other European steel producers also cut production. This action, in conjunction with lower imports, gradually restored the balance between supply and demand. Inventory levels returned to normal and demand improved towards the end of the year.

Restoring Success

Our Restoring Success programme, launched in June 2003, is designed to deliver a £680m improvement in earnings before interest, tax and amortisation by the end of 2006. During 2005 we have continued to make good progress and have achieved approximately 80% of our overall target.

As well as savings through cost reduction and improved operational efficiency, action plans are also focused on improving our safety record and achieving best in class customer service.

Safety
During 2005, we have seen a further 24% reduction in the frequency of lost time injuries, a good lead indicator of performance. Regrettably, the year also brought two fatal accidents to Corus employees. Our health and safety performance will again be a major priority during the current year.

Service
As part of our Restoring Success programme, we set out to improve the percentage of our deliveries made on time, from 74% in 2003, to 90% by the end of 2006. We have made significant and sustainable progress in this area, with 85% of our deliveries having met this target during 2005.

Savings
By the end of December 2005 we had achieved nearly 80% (£555m) of the £680m per annum savings that we have committed to deliver by the end of 2006.

The £210m per annum savings from existing initiatives that were already underway when I joined the Company were secured half way through 2005, six months ahead of our original plans.

The UK restructuring capital expenditure programme, to improve the efficiency of our UK steelmaking assets was also completed during the first half of 2005, in line with our original budget and delivered on time. The commissioning of the new assets is now underway. At Port Talbot we have made good progress and the site is on track to achieve planned output levels by the end of 2006. At Engineering Steels, however, the complexity of the commissioning of the new assets at Rotherham, combined with strong demand for high value products, has meant that certain products will continue to be rolled at Stocksbridge. The projected total benefits have been revised accordingly and are now set to

“We have achieved approximately 80% of our
targeted savings, the frequency of lost time
injuries reduced a further 24% and on time
deliveries have improved to 85%. We will build
on this positive momentum.”

Corus Annual Review 2005  9

Chief Executive’s statement

deliver £90m by the end of 2006. Annualised savings were restricted to £19m at the end of 2005, reflecting high commissioning costs at Engineering Steels.

As a result of the UK restructuring programme, the steelmaking capacity of our Teesside operations becomes surplus to the Group’s internal requirements during 2006. At the start of 2005, a 10-year supply agreement was signed with a consortium of companies to refocus Teesside as an external slab exporter. This agreement has operated successfully through the year and the initial phase of the US$100m capital investment programme at Teesside also began during the period.

Finally, we continue to make excellent progress in achieving the additional savings that we entitled ‘New Initiatives’ and our target has been raised by £30m to £380m per annum by the end of 2006. The Group’s manufacturing performance has continued to improve, delivered through the sharing and implementation of best practice around the Group. Our purchasing initiatives are also delivering benefits, through the development of valuation creation plans with key suppliers and a reduction in the number of suppliers.

During 2005, significant capital expenditure of £423m was undertaken to support these initiatives.

Financing

Our improved financial performance has further strengthened the balance sheet. At the end of December, gearing stood at 25% and we have established a solid financial platform from which we can grow the business. The Company received two upgrades from the rating agencies during 2005 as a result of our improved financial position and we remain committed to regaining investment grade status.

The Corus Way

As a result of the Restoring Success programme, Corus today is a stronger and more robust business that has shown in the second half of 2005 its capability to withstand a cyclical downturn in the industry. When we started this programme in 2003, our aim was to close the competitive gap with our European peers. We have made good progress on achieving our savings targets of £680m and while our operational performance has improved, structural differences still remain, such as our lower exposure to annual contracts and differentiated products, our exclusive exposure to higher UK energy prices and a sub-optimal business portfolio. These structural differences require strategic answers that will be achieved through The Corus Way, to deliver value in steel.

Best supplier to best customers
Firstly, for our existing asset base in Western Europe, we will continue to prioritise and improve our mix of customers, being the ‘Best supplier to best customers’, in the construction, packaging, automotive and engineering markets. We will look to build on Corus’ existing strengths of reliability and innovation to differentiate us from the competition.

During 2005, we announced two major strategic investments in support of this goal. At Scunthorpe in the UK, a £130m investment is underway to improve the Group’s competitive position in structural sections for the construction market, rail, and wire rod for the automotive markets.

In November, we announced a £153m investment at IJmuiden, in the Netherlands. This four-year investment, in a new galvanising line and cold mill at our lowest cost site, is designed to reinforce our existing market position in the automotive and construction markets, including the development of new advanced high strength steels.

Both investments will enrich the sales mix by focusing on more value added products and will also significantly improve operational efficiency. By the end of 2008, Corus will target at least 60% of its deliveries to be value added, differentiated products. This represents an increase of one-third compared to 2003 when Restoring Success was first launched.

World class processes
Our goal of ‘World class processes’ will look to further improve the operational efficiency of our asset base. A Group-wide Continuous Improvement Programme, based on the principles of ‘lean thinking’, has now been launched in support of The Corus Way and 250 coaches have now been trained. It is only by developing our people, harnessing their talents and becoming an ‘employer of choice’, that we will be able to attract and retain the best people, ‘passionate people’, to successfully deliver our business goals.

Investing in a world class distribution centre
for automotive premium quality steel
Corus has developed an advanced new distribution facility to store, handle and despatch its damage-critical grades of wire rod, which are destined for automotive component manufacturers around the world. The highly automated facility is the first of its kind in Europe for handling this type of premium quality product.

10  Corus Annual Review 2005

Chief Executive’s statement

Selective growth

Beyond organic developments the Group will look outside of Western Europe to secure access to steelmaking in lower cost regions, in order to support the cost competitiveness of its European assets going forward and pursue exposure to higher growth markets. We continue to evaluate opportunities that offer low production costs, access to raw materials and high demand growth, either on a stand-alone basis or through partnership, to ensure that we can successfully build on the momentum that has been created by Restoring Success and deliver further value for our shareholders.

The disposal of non-core assets in support of this strategy will continue. The Group will reshape its portfolio of businesses to increase the focus on those areas of our business where we can develop a strong position.

On 16 March 2006, we announced that we had signed a letter of intent with Aleris International Inc. for the proposed sale of the Aluminium rolled products and extrusion businesses for €827m (£570m). This is an important step in our strategy to focus on carbon steels and we have commenced the process of internal consultation, advice and approval. The transaction secures a strong, sustainable future for the Aluminium business outside the Group and offers good value for Corus.

Outlook
Looking ahead, the outlook for 2006 is positive, as global growth remains strong. Both European and North American inventory levels returned to normal at the end of 2005 and remain at or below trend levels. The recovery in demand that began towards the end of 2005 has continued and selling prices that remained broadly flat in the first quarter of 2006 are expected to increase in the second quarter. We will continue to look to recover raw material cost increases; particularly energy costs that have increased significantly in the UK market when compared to those in mainland Europe.

Our Restoring Success programme remains to be completed by the end of 2006. The Group will look at opportunities to build on the positive momentum created by this programme as part of The Corus Way.

Philippe Varin
Chief Executive

Investing in raw materials handling
 Fourteen Process Improvement Groups are working across Corus to raise processes to world class levels. Since our landmark 10-year agreement to secure long term iron ore supplies from the Brazilian company CVRD (Companhia Vale do Rio Doce) one particular area of focus has been in the handling of raw and pelletised iron ore. Working with CVRD we have made improvements in our discharging facilities at Port Talbot, Immingham, Redcar and, pictured here, IJmuiden.

Corus Annual Review 2005  11

How can Corus meet the competitive challenge?
By increasing efficiency and improving the product mix.

Further investments in Scunthorpe and
IJmuiden are part of our drive to increase
efficiency and improve competitiveness
in value added, speciality products for the
automotive, construction and rail markets.

Review of the period
Operating profit continued to improve to £680m for the year and net debt reduced to £821m.

Total Group turnover for the period was £10,140m (2004: £9,332m), an increase of 9% from 2004. The increase was largely attributable to the Group’s three steel divisions, with the average increase for these divisions amounting to 10%. Sales volume for steel reduced by 5% from 2004 to 19.8mt, but this was more than offset by an increase of 16% in average revenue per tonne. Turnover for the Aluminium division rose compared with 2004, but only by 1%. This increase was also in spite of a reduction in sales volume by 3%, which was offset by an increase in average revenue of 5%.

Group average revenue of £497 per tonne for the period was 15% higher than 2004 driven by the steel division increases. Steel prices had risen through 2004 and in Europe peaked in quarter 1 2005, before coming under downward pressure as demand weakened and overstocking became evident. The subsequent cuts in production that particularly affected quarter 3 2005 helped to arrest the decline in steel prices in quarter 4. The overall effect, coupled with some benefits from Restoring Success measures to improve the customer/product mix, was that average steel revenue per tonne in 2005 was 16% higher than in 2004, in spite of the more challenging market conditions.

The Group operating profit for 2005 was £680m (2004: £662m). Restructuring and impairment costs included in the operating result amounted to a net charge of £70m (2004: £47m). These costs were mainly in respect of: job losses related to new investment in the Long Products division that will transfer UK rail production to Scunthorpe; an impairment in the value in use of the property, plant and equipment associated with the Group’s aluminium smelting operations in Europe following further substantial increases in energy costs; and restructuring of the Group’s aluminium extrusions business in Bonn, including impairment of property, plant and equipment. The remaining restructuring and impairment costs were largely in respect of ongoing efficiency measures across the Group.

Profit on disposals included in the operating result amounted to a net credit of £30m (2004: £78m). The profit on disposals arose from the sale of non-core assets and businesses, including the sale of surplus land in the UK, the Mannstaedt special steel profiles business in Germany and the Perfo perforated metal products business in the Netherlands.

The operating profit in 2005 before restructuring and impairment costs and profit on disposals amounted to £720m compared with £631m in 2004. The improvement of £89m reflected the substantially higher average revenue and the continued benefits from the Restoring Success programme, offset by reduced sales volumes and the progressive impact of significant input cost increases, particularly iron ore, coking coal and energy.

The Group’s net finance costs in 2005 were £101m (2004: £116m), a decrease of £15m from 2004. The net finance cost for 2004 included an early redemption premium on the repurchase of bonds and the amortisation of issue costs on a previous syndicated bank facility, neither of which was repeated in 2005. The balance of the improvement reflected the improved funding position of the Group and was in spite of higher average interest rates. The net debt at 31 December 2005 was £821m (2004: £842m). The net decrease from 2004 was after an increase of £268m arising from the first time adoption of IAS 32 and IAS 39 from 2 January 2005.

The Corus share of post-tax results of joint ventures and associates amounted to a profit of £1m in 2005 (2004: £21m). The decrease from 2004 was attributable to a general weakening in performance across the Group’s joint ventures and associates, reflecting the worsening conditions in the steel market.

The Group’s profit before tax for the period was £580m (2004: £567m), with a profit after tax for the period of £451m (2004: £441m), and a basic earnings per share of 10.17p (2004: 10.07p).

All-round expertise brings benefits to a major customer
Materials and vehicle engineering expertise from Corus during the development stages of LDV’s all-new MAXUS range of light commercial vehicles has helped to deliver weight and cost benefits to the Birmingham-based manufacturer.

Corus Annual Review 2005 13

Review of the period

Strip Products Division
Operating performance continues to improve, but raw material and energy costs have increased significantly.

£m unless stated	2005	2004

Turnover

Gross	5,140	4,724

Intra-group	1,013	841

External	4,127	3,883

Deliveries (kt)

Gross	11,140	12,060

Intra-group	2,552	2,486

External	8,588	9,574

Operating profit	605	417

Operating profit (before restructuring and impairment costs and profit on disposals)	598	411

Employee numbers at year end (headcount)	22,500	22,600

Capital expenditure (property, plant and equipment)	228	210

Key issues
•

Safety performance continued to improve with a decrease of approximately 14% in the lost time injury frequency rate. However, most regrettably there were two fatal accidents to Corus employees in the UK during the year.

•	The improvement in the operating result was supported by favourable market conditions in the first half of the year, improved manufacturing performance and delivery of Restoring Success targets.
•	The continued increase in Chinese steel demand led to a significant increase in raw material costs, notably iron ore and coal.
•	In keeping with the focus on customer service, the division’s on time delivery performance improved to 84% in 2005.

Strategy
The strategy of the division is aimed at delivering sustainable returns through the steel cycle. Key objectives are:
• Selectively grow downstream value through supporting

attractive market segments and by being the best supplier to the best customers. The major investment announced to expand the IJmuiden site capability for advanced high strength galvanised steel for the automotive sector is an important development in this area.

•

Develop a competitive cost base across the division, with the two integrated steelmaking sites delivering lowest cost hot rolled coil. Examples include the heavy end development, coke oven and coal injection schemes at Port Talbot.

•	Develop strong sources of competitive advantage through sharing of manufacturing and technical excellence, commercial coordination and supply chain optimisation.

Turnover, deliveries and prices
Gross turnover for the period was £5,140m (2004: £4,724m) of which £1,013m (2004: £841m) was intra-group (i.e. to other divisions within Corus). The increase in gross turnover of 9% was attributable to an increase of 18% in average revenue per tonne, partially offset by a reduction of 8% in gross deliveries.

The impact of the build up of excess supply chain inventories and the subsequent market adjustments that characterised the global steel market in 2005 were felt most acutely in strip products. In the division’s core European markets, demand slowed in quarter 4 2004 and then fell more sharply in the first half of 2005 as customers sought to reduce excess inventories. Demand continued to fall through the second half as excessive steel inventories were drawn down and customers delayed purchasing decisions. Divisional steel production was constrained during the period in response to the lower demand. By the end of quarter 4 2005, inventory levels were generally considered to have returned to normal levels.

UK demand for the division’s main products, which increased in 2004 as customers built up inventories, is estimated to

Rauke Henstra, Division Director, Strip Products
 was appointed to the Board of Corus Group plc in 2004. He started his career with Koninklijke Hoogovens in 1973. He has held a number of senior positions throughout the Group and successfully led the World Class IJmuiden programme to improve competitiveness.

14 Corus Annual Review 2005

Review of the period

have fallen by 16% in 2005. This was partly a reflection of the decline in UK manufacturing output in 2005, with the closure of MG Rover affecting UK car production, but was mainly as a consequence of customers reducing inventory levels. The division’s UK market share for its main products improved significantly during 2005 from the low point reached in 2004. For 2005 as a whole it is estimated at 52% compared with 49% in 2004. Whilst this partly reflected a reduction in imports, the marked improvement in service performance with customers was also a key feature.

Gross deliveries in the year were 11.2mt, compared with 12.1mt in 2004, with the reduction partly reflecting production constraints and partly the decision to build slab stock ahead of the 2006 blast furnace reline at IJmuiden. Of that total, intra-group sales accounted for 2.6mt (2004: 2.5mt), leaving external market sales at 8.6mt, as against 9.6mt in 2004.

Average revenue per tonne for the period amounted to £461 compared with £392 in 2004. Despite only moderate economic growth in Europe, selling prices continued to improve in quarter 1 2005. The main driver was the continuing high Chinese demand for steel and the subsequent need for the steel industry to pass on the sharp rises in raw material prices. Other contributing factors were price increases on annual and formula based contracts, including in the automotive and packaging sectors.

By quarter 2 2005, prices began to come under increasing pressure and spot prices for strip steel fell back from the quarter 1 levels. As demand fell and customers began to reduce inventories more quickly, mainland European spot prices weakened significantly during quarter 3, before stabilising in quarter 4. UK selling prices followed the same trend.

Operating costs

Operating costs for the period were £4,535m, 5% higher than in the previous year, both before and after restructuring and impairment costs and profit on disposals. The increase was driven by higher raw material and energy prices, which were partly offset by improved manufacturing efficiencies. The continued increase in Chinese steel demand in the early part of the year had led to significant increases in the cost of raw materials (iron ore, coal and coke). Scrap was also at high price levels during the year. In the latter part of 2005 there was also a significant increase in energy costs. The rise in global oil prices during the year led to significant increases in electricity prices across Europe, whilst a decline in UK natural gas supplies led to record prices.

Operating result
The operating profit for 2005 was £605m, an improvement of £188m compared with 2004. Excluding restructuring and impairment costs and profit on disposals, the underlying result improved by £187m due to the factors discussed above. In particular, the higher average selling prices and benefits from Restoring Success were partially offset by increases in raw material and energy costs and reductions in sales volumes. In addition, there was a non-recurring credit of £16m in the year from settlement of a long-standing legal claim.

Investment
Capital expenditure in 2005 amounted to £228m (2004: £210m). Two major schemes were completed during 2005; namely the heavy end development (UK restructuring) and the refurbishment of the Morfa coke ovens, both at Port Talbot. In addition, there are a large number of schemes in progress, including the investment of £153m at IJmuiden announced in November 2005 to further expand and enhance that site’s product range capabilities for the automotive and construction markets. The investment will include a new three stand cold rolling mill and a new continuous galvanising line.

The scheme to install an organic coating section to the existing galvanising line at IJmuiden is scheduled to complete in quarter 1 2006, and is in the process of commissioning and working up. The reline of no.7 blast furnace at IJmuiden and the related replacement of its bell top by a Paul Wurth top remains on plan for completion in quarter 4 2006. Similarly, the replacement of the computer control system for the hot strip mill is progressing to plan, with completion scheduled for quarter 1 2007.

Other major schemes approved in 2005 and in progress for completion during 2006 are: the modification of a continuous caster and the refurbishment of the pellet plant at IJmuiden, and the granulated coal injection project and the upgrade of reheat furnaces at Port Talbot.

Specialist pressing capability adds value
Our specialist large panel press blanking capability has enabled us to secure an additional contract to supply Land Rover with the rear door outer panels for the new Range Rover Sport. We supply the shaped blanks for these panels direct to Land Rover’s Solihull plant. The contract follows a successful year which has also seen the Company secure a long term contract to supply the bodyside panel blanks for the company’s highly acclaimed new Discovery 3 model.

Corus Annual Review 2005 15

Review of the period

Long Products Division
We are increasing the proportion of higher added
value products in the sales mix.

£m unless stated	2005	2004

Turnover

Gross	2,679	2,605

Intra-group	714	750

External	1,965	1,855

Deliveries (kt)

Gross	7,123	8,172

Intra-group	2,370	3,062

External	4,753	5,110

Operating profit	89	248

Operating profit (before restructuring and impairment costs and profit on disposals)	106	162

Employee numbers at year end (headcount)	11,800	12,900

Capital expenditure (property, plant and equipment)	115	106

Key issues
•	Safety performance continued to improve with a decrease of 15% in the lost time injury frequency rate.
•

Significant investment approved for Scunthorpe, including £130m to install a new casting machine and develop rail production facilities, and successful completion of developments for the plate mill, premium rod strategy and secondary steelmaking.

•

Completion of the Engineering Steels’ UK restructuring at Rotherham. The build up of production on the new process routes at Rotherham has been affected to a greater extent than expected by the complexity of the product mix that was transferred from Stocksbridge. As a result, certain products have continued to be rolled at Stocksbridge.

•

Positive steps in the expansion of the high value added aerospace business in Engineering Steels, enrichment in the mix of rod to higher grade applications, and a number of key product and market developments in the division’s downstream and rail businesses.

•	Restructuring of the rail business at Hayange in France and securing of key long term contracts, including with Network Rail.
•	The first year of operation of the Teesside Cast Products off-take agreement with the four international partners.

Strategy
The strategy of the division, aimed at achieving sustainable returns through the steel cycle, is:

•

Define and develop core products for which Corus is capable of achieving a position as a recognised leading European supplier. Important developments in this area include the premium rod strategy and the development of aerospace steels capacity.

•

Build on a solid UK and Northern European market base by focusing on improving competitiveness in terms of product cost, range, quality and customer service. Examples include the major investments at Scunthorpe and Rotherham.

•	Exit non core areas where a leading position is not considered achievable. Divestments during 2004 and the sale of Mannstaedt at the end of 2005 demonstrate progress in this area.

Turnover, deliveries and prices
Gross turnover for the period was £2,679m (2004: £2,605m) of which £714m (2004: £750m) was intra-group. The increase in gross turnover of 3% reflected an increase in average revenue per tonne of 18%, partly offset by the disposal of Tuscaloosa in 2004 and restrictions in output in 2005, which resulted in sales volumes being approximately 1mt (13%) lower than 2004.

Strong demand across the division’s high volume markets during the second half of 2004 led to overstocking in the supply chain, notably for sections and plate in the UK and mainland EU. In 2005, demand in these core markets fell as

Paul Lormor, Division Director, Long Products joined Corus in 2003 from Caparo Steel Products, where he was Chief Executive. He continues to serve on the Board of Caparo Merchant Bar (a joint venture between Caparo and Corus) as a Corus nominated Director and is also Vice Chairman of Metskill, the National Training Organisation for the steel sector.

16 Corus Annual Review 2005

Review of the period

customers sought to bring down excess inventories. To a lesser extent demand was also affected by reduced end-use activity, particularly in relation to rod for wire drawing in the UK. Output was constrained across a number of product sectors from quarter 2 2005 in order to bring inventories to more normal levels. This reduction in demand for the division’s major volume products was partly offset by continuing strong demand for rail and higher value added products, resulting in an improved overall product mix.

In the UK underlying steel consumption in construction remained strong, but the inventory reductions during the year meant that overall UK demand for the division’s main products is estimated to have fallen by 18%. The division’s UK market share for its main products decreased slightly to an estimated 52% in 2005 from 53% in 2004.

Gross deliveries in the year were 1.1mt lower than in 2004 at 7.1mt, reflecting the above factors. Of that total, intra-group sales accounted for 2.4mt (2004: 3.1mt), leaving external market sales at 4.7mt, 0.4mt lower than 2004.

Average revenue per tonne for the period amounted to £376 compared with £319 in 2004. Selling prices for the division’s main products began 2005 at a high level, reflecting the significant increases that had been achieved during 2004. However, as 2005 progressed, prices declined from these peak levels in line with the development of the global steel market generally. Despite this decline, average selling prices for the year were still higher than in 2004. Within the average selling price in 2005 there was also a benefit related to the mix improvement initiatives that were part of the Restoring Success programme, which saw an increase in the proportion of higher added value products in the sales mix.

Operating costs
Operating costs for the period were £2,590m, which was 10% higher than in the previous year, and 5% higher before restructuring and impairment costs and profit on disposals. Raw material and consumables costs increased significantly during the year, as the increase in Chinese steel demand had led to significantly higher prices, most notably for iron ore, coal and alloys. In addition, the global increase in oil prices pushed up energy costs, with gas and electricity prices accelerating sharply during the latter part of the year; the impact being most acute on the electric arc production route. However, the increase in unit cost was masked by lower production volumes.

Operating result
The operating profit for 2005 was £89m, a reduction of £159m compared with 2004. The operating result for 2004 included the reversal of an existing impairment provision in respect of the Teesside property, plant and equipment following the signing of the off-take agreement. Excluding restructuring and impairment costs and profit on disposals, the underlying result worsened by £56m, reflecting the sale of the Tuscaloosa business and the sale of slab from Teesside under the off-take agreement at cost rather than market price.

Investment
Capital expenditure in 2005 amounted to £115m (2004: £106m). Three major schemes were completed during 2005, namely the UK restructuring plan at Rotherham, and the installation of a third ladle furnace and a second vacuum degasser at Scunthorpe. In addition, there are a large number of schemes in progress, including the investment of around £130m at Scunthorpe announced in February 2005 to strengthen Corus’ manufacturing capability and competitiveness in rail, structural sections and wire rod.

The scheme to reline the Queen Victoria blast furnace at Scunthorpe is now scheduled to be completed in quarter 2 2006. The reline is expected to enable the furnace to operate until around 2015. The premium rod strategy project involving complementary investments in the finishing end and in product rolling and cooling is progressing to plan, and is expected to be completed by the end of 2006.

Two other schemes have been approved in 2005 and are in progress at Scunthorpe: the first automated sections distribution centre in Europe and a mid campaign repair to the Queen Bess blast furnace.

Subsequent to the year end, Corus announced jointly funded investment of £40m for its Teesside Cast Products business, the biggest elements of which relate to further development of the plant’s slab casters.

Reliable supplier delivers for major project
As the French TGV rail network expands to reach eastern France, the UK is completing the final leg of the high-speed Channel Tunnel Rail Link. Corus is supplying the rail for both projects.

Corus Annual Review 2005 17

Review of the period

Distribution & Building Systems Division
Providing an added value route to market for
Corus products around the world.

£m unless stated	2005	2004

Turnover

Gross	3,021	2,606

Intra-group	50	72

External	2,971	2,534

Deliveries (kt)

Gross	6,617	6,348

Intra-group	163	153

External	6,454	6,195

Operating profit	48	66

Operating profit (before restructuring and impairment costs and profit on disposals)	44	79

Employee numbers at year end (headcount)	5,700	5,800

Capital expenditure (property, plant and equipment)	21	14

Key issues
•	Safety performance continued to improve as the divisional lost time injury frequency rate more than halved compared with 2004.
•	There was a strong operating result performance driven by Restoring Success initiatives, in spite of the more difficult market conditions experienced during the second half of 2005.
•	Restoring Success initiatives also made good progress in the areas of new product and market development, further rationalisation and market share growth.

Strategy
The strategy of the division is to develop as a value creation and growth driver for Corus and to provide an effective route to market in support of the Strip Products and Long Products divisions’ strategies by:

•	Growing distribution returns through the roll out of efficiency programmes, capturing more of the supply chain added value and developing into more specialist products and services. Developments in this area have included restructuring of the UK’s strip, plates and multi-products distribution businesses, and renewed focus on smaller customers through metal centres in the UK and the Ymagine™ strip product brand.

•

Finalising building systems restructuring and efficiency programmes, and developing more value added construction products, services and systems. Examples include the restructuring of the panels and profiles businesses in the UK and France, and the investment in a new flexible profiling line in Germany.

•

Continuing the growth of Corus International by focusing on opportunities in international projects within selected worldwide sectors. In support of this, new offices have been opened in Europe, Africa, Asia and Australia.

Turnover, deliveries and prices
Gross turnover for the period was £3,021m (2004: £2,606m) of which £50m (2004: £72m) was intra-group. The increase in gross turnover of 16% was attributable to higher prices on average up by 11% and increased deliveries up by 4%, mainly in the Trading and Projects businesses.

In the UK, market demand for the core products processed and distributed by the division weakened in 2005 for both strip and long products. In mainland European markets, a similar trend was experienced. Demand for the building products sector remained flat in comparison with 2004.

Gross deliveries in the year were 6.6mt, compared with 6.3mt in 2004, with the vast bulk of sales being to the external market. Trading and Projects business volumes increased significantly in 2005, reflecting the successful growth strategy of Corus International. Distribution sales reduced due to lower demand in European markets.

Scott MacDonald, Division Director, Distribution & Building Systems was appointed to the Executive committee in 2003. He is responsible for the Distribution & Building Systems Division, Commercial Coordination and Supplies & Transport.

Scott, a Chartered Engineer, was previously the Chief Operating Officer of Kloeckner & Co. based in Duisburg, Germany and prior to that was President of Kloeckner Distribution in France.

18 Corus Annual Review 2005

Review of the period

Average revenue per tonne for the period amounted to £457 compared with £411 in 2004, reflecting the full impact of the selling price increases in the latter part of 2004 and further increases in the first half of 2005. Downward price pressure was experienced during the second half of 2005 and reduced average revenue per tonne from £475 in the first half to £438 in the second half.

Operating costs
Operating costs for the period were £2,973m, which was 17% higher than in the previous year and 18% higher before restructuring and impairment costs and profit on disposals. The increase was driven by steel costs as supplying mill prices rose significantly. Other operating costs were at a similar level to 2004 as cost reduction measures compensated for inflationary increases.

Operating result
The operating profit for 2005 was £48m, a reduction of £18m compared with 2004. Excluding restructuring and impairment costs and profit on disposals, the underlying result decreased by £35m as both margins and sales volumes in distribution reduced compared with 2004. Margins reduced as a consequence of lower gains from price change effects on inventory and reduced volumes due to weaker demand.

Investment
Capital expenditure in 2005 amounted to £21m (2004: £14m). No major schemes were completed or approved during 2005. The focus of capital expenditure was on essential replacements to maintain the activities of the business and to meet safety and environmental obligations. The development scheme approved in 2004 for the cold rolling and service centre operations in Spain, Corus Laminacion y Derivados, largely remains on schedule for completion in quarter 3 2006.

Dubai Mall, Dubai
Corus International, the Trading and Projects businesses, supplied a total of 14,500 tonnes of steel products for Dubai Mall – the largest shopping space in the world with over nine million feet of retail, residential and entertainment facilities.

Corus Annual Review 2005 19

Review of the period

Aluminium Division
Restoring Success initiatives delivered planned
improvements in challenging market conditions.

£m unless stated	2005	2004

Turnover

Gross	1,110	1,092

Intra-group	45	40

External	1,065	1,052

Deliveries (kt)

Gross	633	656

Intra-group	11	12

External	622	644

Operating (loss)/profit	(14)	11

Operating profit (before restructuring and impairment costs and profit on disposals)	25	53

Employee numbers at year end (headcount)	5,700	5,700

Capital expenditure (property, plant and equipment)	50	43

Key issues
•	Continued strong focus on health and safety produced a further improvement in the lost time injury frequency rate, which more than halved compared with 2004.
•	Planned improvements from Restoring Success initiatives were delivered.
•

The benefits of an increase in aluminium metal prices for the primary metal operations were offset by higher energy and raw material costs, and caused a margin squeeze in some of the downstream operations.

•	With the exception of the aerospace market, there was no significant growth in main markets compared with 2004.
•

Operational problems in the first half of the year at the two main rolling mills in Koblenz and Duffel constrained output, and resulted in additional costs being incurred in order to satisfy key customer demand.

•	Further strengthening of the Canadian dollar against the US dollar offset an improved performance in the Canadian rolling mill.

•	Weakening of the project market for extrusions impacted operations in Bonn, resulting in an agreed restructuring programme and related provisions.
•

A new energy contract for the Voerde smelter helped to mitigate the negative impact of significant increases in the general cost of electricity. Negotiations for a similar contract for the Delfzijl smelter are underway.

Strategy
The strategy of the division is to achieve sustainable returns through:

•

Strengthening the position of core activities in selected markets for rolled and extruded products, and achieving a position as a recognised leading supplier in the chosen sector. Important developments in this area are the increase in capacity and capability in relation to aerospace supplies and the new press at Vogt. The division also announced a new five year contract with Airbus in 2005.

•

Focusing on higher added value, more technically demanding products supplied direct to end-users. Examples included the rationalisation measures at Bonn and product mix improvements towards more specialised products.

•	Supporting core activities by dedicated primary metal production and recycled metal.

Turnover, deliveries and prices
Gross turnover for the period was £1,110m (2004: £1,092m) of which £45m (2004: £40m) was intra-group. The increase in gross turnover of 2% was attributable to an increase of 5% in average revenue per tonne, partially offset by a reduction in total deliveries of 4%.

After growth of 2.7% in 2004, demand growth for rolled and extruded products in Europe was weak and amounted to only 0.2% in 2005. Within this total, demand for rolled products grew by 0.5% but reduced for extruded products

Gerhard Buddenbaum, Division Director, Aluminium has held a variety of senior management positions initially with Kaiser Aluminium Europe (from 1987 Hoogovens Aluminium). From 1991 he was Managing Director, Aluminium Rolled Products, Hoogovens Aluminium.

20 Corus Annual Review 2005

Review of the period

by 0.4%. The transport and packaging sectors supported the growth; the construction market giving a mixed picture with negative sentiment in the German market spreading to other European countries. Overall prices of rolled and extruded products increased but, in general, they were not able to follow the metal price increases, causing a squeeze in the margin over input metal price.

After a strong recovery in 2004 when demand grew by 9%, growth in the North American market reduced to 2% in 2005. Continuing strong developments in the transport and construction sectors were offset by a decline in the packaging area. Margins over metal remained quite strong in the first half of the year, but weakened with the sharply rising metal prices at the year end.

The Japanese and South Korean markets showed some decline in 2005, but other Asian markets again had high growth rates in 2005. Growth in China moderated but was still over 17% in 2005.

Average revenue per tonne for the period amounted to £1,754 compared with £1,665 in 2004. This increase was principally driven by the increase in the London Metal Exchange (LME) price for aluminium. However, product price increases in Europe were not able to fully absorb the increased metal price. As in 2004, the continued strengthening of the Canadian dollar against the US dollar also had a negative effect on the average revenue per tonne in the division’s Canadian operation. Nevertheless, the division’s prices and margins were improved through product mix changes at the Duffel and Koblenz operations, partly offset by negative mix effects in the extrusions business, which was affected by deteriorating market conditions in the project sector.

Operating costs
Operating costs for the period were £1,124m, 4% higher than in the previous year, both before and after restructuring and impairment costs. Raw material costs increased compared with 2004 due to LME price increases for aluminium, which was partly mitigated by reduced sales. Energy costs also increased significantly, which particularly affected the division’s smelting operations.

Operating result
The operating loss for 2005 was £14m, a deterioration of £25m compared with the operating profit of £11m in 2004. Restructuring and impairment costs included an impairment in the value in use of the property, plant and equipment associated with the division’s smelting operations in Europe, following further substantial increases in energy costs; and restructuring of the extrusions business in Bonn, including impairment of property, plant and equipment. The result for 2004 had also included impairment charges in respect of the division’s smelting operations.

Excluding restructuring and impairment costs, the underlying result deteriorated by £28m. The result was affected by the lower sales volume by 4% compared with 2004, and higher input costs that were not fully recovered in increased selling prices. In addition, both rolling mills at Koblenz and Duffel were affected by loss of production capacity caused by operational problems in the first half of 2005. The overall negative effect of these factors was only partly offset by improvements in product mix.

Investment
Capital expenditure in 2005 amounted to £50m (2004: £43m). Two major schemes were completed during 2005; namely the aircraft project at Koblenz and the 220kV high voltage cable at Delfzijl. The former scheme was gradually introduced in 2005, aimed at increasing the capacity and capability in relation to aerospace supplies. Koblenz is now also able to supply very wide cold rolled coil, which can be heat treated on the Duffel CAL-P line for aerospace and wide automotive applications. The latter scheme for a new high voltage connection to the Delfzijl smelter will reduce electricity transport costs from the start of 2006.

Progress on the scheme to upgrade two slab preheating furnaces at Duffel is on plan and will be completed in quarter 2 2006. Three other major schemes have been approved during 2005 and are in progress: a new narrow width slitter at Duffel, the replacement of the main drive components of the hot rolling mill at Koblenz and the replacement of the 35 MN press by a new 45 MN press at Vogt.

Prestigious contract secured with Airbus
Corus Aluminium has secured a significant contract with Airbus over five years which is valued at a turnover of over US$550m spread equally over the life of the contract. Continuous development of products has enabled Corus to supply the aerospace market with innovative aluminium materials of highest quality.

Corus Annual Review 2005 21

Review of the period

Central and other
A new Group research and development centre will be
built at IJmuiden.

£m unless stated	2005	2004

Turnover

Gross	77	67

Intra-group	65	59

External	12	8

Operating loss	(48)	(80)

Operating loss (before restructuring and impairment costs and profit on disposals)	(53)	(74)

Employee numbers at year end (headcount)	1,600	1,300

Capital expenditure (property, plant and equipment)	9	2

Key issues
Certain activities are managed centrally and undertaken on behalf of some or all divisions in the Group. These functions include:

•	research and development (with over 950 employees located in the UK and the Netherlands);
•	supplies and purchasing support;
•	commercial coordination;
•	health and safety;
•	human resources;
•	legal services;
•	corporate relations;
•	corporate development and strategy;
•	Group secretariat;
•	property;
•	finance related functions such as reporting and control, corporate finance, internal audit, mergers and acquisitions, investor relations and UK Financial Shared Services; and
•	Group senior management.

Where appropriate the net costs of these functions are allocated to the operating division results. However, certain costs are not allocated in this way and these include costs relating to stewardship, corporate governance and country holdings, and Group consolidation entries. Also during the period there have been a small number of individually non-recurring costs charged to the ‘Central and other’ result. In 2005 non-recurring items totalled £29m (2004: £32m) and included costs associated with renegotiating the Group’s syndicated bank facility and the impact of a fire at Port Talbot (which fell within the Group’s self-insurance limits). Non-recurring items in 2004 included insurance costs for historic industrial exposures of personnel, advisor fees on transactions such as the long-term agreement for Teesside Cast Products, and provision against the transfer of AvestaPolarit employees from the British Steel Pension Scheme.

The increase in employee numbers between December 2004 (1,300) and December 2005 (1,600) is, in large part, attributable to the establishment of a Financial Shared Services operation in the UK, providing transactional financial services to the Group’s UK based businesses. These services were previously locally located at individual businesses or groups of businesses, where there has been a reduction in employee numbers.

Overall net costs totalled £48m in the period (2004: £80m). Excluding restructuring and impairment costs and profit on disposals, these costs were £21m less than 2004.

Investment
Capital expenditure in 2005 amounted to £9m (2004: £2m). The majority of the expenditure was incurred on upgrading equipment at the Group’s technology centres. One significant project has been approved in 2005 for the replacement of the central office of the Group’s research and development centre at IJmuiden at a cost of £6m. The project is scheduled for completion in 2007.

22  Corus Annual Review 2005

Review of the period

Other topics
Corus is committed to meeting its widest
corporate responsibilities.

People
Most regrettably, there were two fatal accidents to Corus employees in the UK during 2005, both resulting from crush injuries. However, the number of serious incidents as measured by lost time injury frequency rates continued to fall in 2005 (24% lower than 2004). The Group’s health and safety performance remained a key priority for the Executive committee. During 2005, they sponsored training in health and safety for the Group’s senior managers, and all employees and key contractors were required to attend a half day workshop to discuss health and safety issues.

At the end of December 2004 the number of employees in the Group was 48,300. This reduced to 47,300 at the end of December 2005 reflecting the disposal of Mannstaedt in Germany and the closure of the billet mill in Stocksbridge.

The British Steel Pension Scheme is the principal pension scheme of the Group in the UK. Following the triennial valuation as at 31 March 2005, the Actuary has certified that the Company contributions from April 2006 to meet the cost of future service benefits should be 10% in the Main Section and 12.3% in the Acquisition Section.

Environment and the community
Climate change is one of the most important issues facing the world today. Corus has made a voluntary agreement with the Dutch government to benchmark its energy efficiency against world-best standards. In the UK, Corus has negotiated an agreement with the government to reduce total energy consumption by 14.7% compared with 1997 levels by 2010. Furthermore, in conjunction with the European primary aluminium industry, Corus voluntarily agreed to reduce PFC emissions by at least 50% compared to 1990, by the end of 2005. This target has been achieved.

The EU Emissions Trading Scheme (EUETS) was adopted on 22 July 2003 and came into force on 1 January 2005. The scheme currently focuses on CO2 emissions and applies to production processes used in the production of steel. Phase 1 of the EUETS covers 2005 to 2007. The Phase 1 targets are challenging but achievable and Corus expects to meet its environmental obligations. Phase 2 (2008 to 2012) allocations will not be published until later in 2006.

Corus aims to contribute positively to the communities around or near to its operations. As well as providing employment for many thousands of people, Corus actively participates in community initiatives and encourages biodiversity and nature conservation. Corus is also active in stimulating regional employment.

Corus has continued to finance local community projects, contributing towards a number of initiatives including: community sports facilities on Teesside and in Scunthorpe; improved safety around the Gildespoor railway line near IJmuiden; better facilities for Scunthorpe schools and church halls; and improved access to new woodland and open spaces at Stocksbridge.

Corus will publish a full Corporate responsibility report in May 2006 detailing the progress made in 2005 in terms of health, safety and environmental performance, and covering social and ethical issues. This will be available on the Group’s website: www.corusgroup.com

Technology
Continuous improvement of processes and products as well as ongoing development of high added value products targeted at profitable markets have been essential in meeting the objectives of Restoring Success and will remain so with the

Responsible environmental contribution
There are extensive lagoon and reedbed systems on the Shotton site in North Wales. Man-made islands have been constructed to help preserve a breeding ground for Common Terns.

Corus Annual Review 2005  23

Review of the period

longer term development of The Corus Way. This is reflected in the stronger emphasis that is being placed on research and development, and the increased investment in this area.

Following the decision taken in 2004 to retain both the Swinden and Teesside Technology Centres in the UK, major investments were approved in 2005 aimed at upgrading the pilot plant facilities for steelmaking at the latter centre. In particular, the upgraded equipment will play an important role in the development of high strength, high ductility (HSD) steels for which there is rapidly increasing demand from the automotive industry. In October 2005 Corus and the German steel company, Salzgitter Stahl GmbH, announced an agreement for the joint development of these steel grades.

In 2005, a technical collaboration contract between Corus and Sumitomo Metals Industries was extended for a further three years. The contract is aimed at developments for the automotive and engineering sectors and, since its inception in 2002, has delivered benefits to both companies and their customers.

Corus is a major partner in the ULCOS (Ultra Low CO2 Steelmaking) project. Throughout 2005, Corus has been actively involved through its research and development, and project management capabilities. The project has made substantial progress in the evaluation and screening of potential combinations of new process technologies and future energy scenarios.

Applying world class processes throughout the Group is one of the key objectives of The Corus Way. This underlines the importance of ongoing process research in order to achieve the best results in terms of product quality, output and process consistency at the lowest possible cost. An example of this is the continuous search for lower cost alternatives for the principal raw materials needed for the Group’s operations. Extensive experiments have shown that it is possible to use petrol coke (a residue from oil refining) or coal types previously considered unsuitable for coke making or use in the blast furnace without compromising process efficiency or hot metal quality.

A major objective of the Group’s strategy is applying best practices and taking advantage of available expertise throughout the Group. A typical example of this is the continuous development of surface defect catalogues. Surface defects in the final product may result in customer complaints. As many different types of defects with widely differing characteristics and features may occur during the various stages of production, surface defect catalogues are being developed to support the recognition of defects and the identification of effective countermeasures. These intranet-based knowledge systems contain as much information on the appearance and causes of known defects as could be assembled from past occurrences. Such catalogues are now available for ten different Corus plants.

Driven by the objective of extending the Corus product mix towards a higher share of high value-added products, product development for key markets has continued at a steady pace. For the construction market, Corus has developed a new architectural electromagnetic shielding system, MagnaShield™, to protect people and sensitive equipment from the effects of interference from electromagnetic fields. The distinctive way the modular panels of specialist steel are produced ensures that there will never be a through-thickness joint in any part of the shield. MagnaShield™ can be used to totally encase sources of electromagnetic interference in buildings or rooms, and the system is suitable for use in many industries, especially in medical and high voltage applications.

For the automotive market, Corus has developed a unique adhesive coated material, Envirobond™, that is free from hexavalent chromium. The material will help carmakers to avoid the use of environmentally undesirable hexavalent chromium and meet the requirements of the End of Life Vehicle (ELV) directive. Envirobond™ offers an alternative for the manufacture of components where pre-applied reactivatable adhesives are required, such as weather strips for the linings of doors, sunroofs, bonnets, boots, body side mouldings, brake shims and interior trim.

Innovations in packaging
An innovative new design for soup packaging is set to make convenience cooking even easier. The attractive shallow steel bowl means it is possible for the soup to come straight from the supermarket shelf to the dining table after a quick heat in a modern kitchen microwave.

24  Corus Annual Review 2005

Review of the period

Acquisitions and disposals
Corus had indicated last year that it would monitor the initial activities regarding the privatisation of Erdemir, Turkey’s leading steel producer, with an interest in participating in the privatisation process. Subsequently, Corus stated in its interim results announcement on 25 August 2005 that it would not bid on a stand-alone basis for Erdemir, but would seek opportunities to work jointly with a domestic partner. Having looked in detail at the opportunities that were available at the time, Corus decided not to proceed. An announcement to this effect was made on 27 September 2005.

During 2005, Corus disposed of the assets of: its direct reduced iron facility at Mobile in the USA, which had been mothballed since November 2000; substantially all the assets of Rafferty-Brown Steel, a flat rolled carbon steel processing business in the USA; its Mannstaedt Werke business, a German special profile manufacturer; and Corus Perfo, a Dutch operation specialising in perforated metal products. None of these sales was material to the Group.

Corus announced on 16 March 2006 that it had signed a letter of intent for Aleris International Inc. to acquire Corus’ Aluminium rolled products and extrusions businesses for a gross consideration of €826m (approximately £570m).

Accounting policies
The financial statements to 31 December 2005 have been prepared in accordance with IFRS as adopted by the EU (see page 35). The preparation of financial statements includes the need to make assumptions and estimations that affect the amounts of assets, liabilities, revenues and expenses being reported. Actual results may differ from those estimated under different assumptions and conditions. For the period under review, the most significant areas of judgement for Corus under IFRS related to property, plant and equipment, current asset provisions, deferred tax, retirement benefits, provisions created for redundancy, rationalisation and other related costs, emission rights and financial derivatives.

At the date of authorisation of these financial statements there were a number of international standards and interpretations that, although issued, were not yet effective or applied by Corus. These were IFRS 6 ‘Exploration for and Evaluation of

Mineral Resources’, IFRS 7 ‘Financial Instruments: Disclosures’ and the related amendments to IAS 1 ‘Presentation of Financial Statements’ on capital disclosures, IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, IFRIC 5 ‘Right to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’, IFRIC 6 ‘Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment’, IFRIC 7 ‘Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies’, IFRIC 8 ‘Scope of IFRS 2’ and IFRIC 9 ‘Reassessment of Embedded Derivatives’.

Most of the changes arising from the adoption of these standards and interpretations in future periods are not expected to have a material impact on the financial statements of the Group. However, the assessment of the adoption of IFRIC 4 (which provides further guidance on those agreements to be treated as leases) from 1 January 2006 is still subject to completion and external review, and may lead to the recognition of a significant level of additional finance leases from that date.

Financial review
At 31 December 2005, the Group had £2,207m in committed borrowing facilities, of which £565m was unutilised. The level of unutilised facilities, together with other resources available to the Group, is such that Corus believes it has sufficient funding to satisfy its working capital requirements in the near to medium term.

Corus announced on 24 February 2005 that it had signed a new €800m revolving credit facility with a consortium of relationship banks, replacing the existing facility on more favourable terms and with a reduced security package. The new revolving facility has a final maturity date of 31 December 2008 and provides committed bank financing for general corporate purposes and working capital requirements. In March 2006 the Group secured a reduction in the commitment fees and margin associated with the facility.

Total borrowings at 31 December 2005, which now include the impact of the adoption of IAS 32 and IAS 39, were £1,692m (2004: £1,442m).

Continued focus on health and safety.
During 2005, the Executive committee sponsored training in health and safety for the Group’s four hundred most senior managers. In addition, all employees and key contractors were required to attend a half day workshop to discuss health and safety issues.

Corus Annual Review 2005  25

Board of directors

1 Mr James Leng (c)
Chairman
Jim Leng (60) was appointed a non-executive director of the Company in June 2001, Deputy Chairman and Senior Independent Director in April 2002 and Chairman in June 2003. He is also a non-executive director of Alstom SA, Pilkington plc and Hanson plc where he is Senior Independent Director. He was the Chief Executive of Laporte plc from 1995 until June 2001. In May 2005 he retired as a Director and Chairman of IMI plc.

2 Mr Jacques Schraven (b) (d)
Deputy Chairman – Independent Director
Jacques Schraven (64) was appointed a non-executive director and Deputy Chairman of the Company in December 2004. Additionally, in 2005 he was appointed a member and Chairman of the Supervisory Board of Corus Nederland BV. Until June 2005 he was President of the Confederation of the Netherlands Industry and Employers (VNO-NCW). He joined Shell in 1968 and in 1997 was appointed Chairman of the Board of Shell Nederland BV. He is a member of the Supervisory Boards of NV NUON, Oranje Nassau Groep BV and Fortis OBAM NV. He is also Chairman of the Board of Trustees of the Erasmus Rotterdam Medical Centre and of the Netherlands Normalisation Institute (NEN).

3 Mr Philippe Varin
Chief Executive
Philippe Varin (53) was appointed Chief Executive of the Company in May 2003. Prior to this he was the Senior Executive Vice President, Aluminium Sector, of Pechiney and a member of its Executive Committee. He joined Pechiney in 1978 in the R & D function, and held a number of positions in France and in the USA, including marketing, project construction, strategy and control leading to general management. He is President of Eurofer, the European Confederation of Iron and Steel Industries.

4 Mr Eric van Amerongen (b) (c) (d)
Independent Director
Eric van Amerongen (52) was appointed a non-executive director of the Company in April 2001. He is a member of the Supervisory Boards of Swets & Zeitlinger NV, Imtech NV, HTT NV and ASMI NV. He is non-executive Chairman of Lucent NL. Among others, he is Chairman of the Board of Trustees of Twente University in Enschede, the Netherlands, Chairman of the Supervisory Board of CBR, Rijswijk, the Netherlands, and member of the Supervisory Board of ANWB, the Netherlands.

5 Ms Noël Harwerth (a) (d)
Independent Director
Noël Harwerth (58) was appointed a non-executive director of the Company in November 2005. She is currently non-executive Director of Royal & Sun Alliance Group Plc and of Corporate Services Group plc, Partnership Director of Tube Lines and Metronet, Deputy Chairman of Sumitomo Mitsui Banking Corporation Europe and was appointed a non-executive Director of the Tote in February 2006.

6 Dr Anthony Hayward (a) (c) (d)
Senior Independent Director
Tony Hayward (48) was appointed a non-executive director of the Company in April 2002 and is the Senior Independent Director. He is a Group Managing Director and Chief Executive of Exploration and Production for BP plc.

26  Corus Annual Review 2005

Board of directors

7 Mr Rauke Henstra
Division Director Strip Products
Rauke Henstra (60) was appointed an executive director of the Company in October 2004, subsequent to becoming a member of the Executive committee in April 2004. He joined Koninklijke Hoogovens NV in 1973 and has held a number of senior positions throughout the Group.

8 Dr Kurt Lauk (a) (c)
Independent Director
Kurt Lauk (59) was appointed a non-executive director of the Company in June 2003. He is the President of Globe Capital Partners. He is a member of the Supervisory Boards of Gehring Maschinenbau GmbH and Forte Media CA. He is also a trustee of the International Institute of Strategic Studies in London and a director of Business Objects SA.

9 Mr David Lloyd
Executive Director, Finance
David Lloyd (42) was appointed an executive director of the Company in February 2001, subsequent to becoming a member of the Executive committee in December 2000. He joined British Steel in 1985 and has held a number of senior financial positions within the Company. He was a non-executive director of AvestaPolarit Oyj Abp in 2001 and 2002.

10 Mr Andrew Robb (a)(b)
Independent Director
Andrew Robb (63) was appointed a non-executive director of the Company in August 2003. He retired as a director of Pilkington plc in July 2003, having been its Finance Director between 1989 and 2001 and then the executive director responsible for relations with major partners and affiliates worldwide. He is a non-executive director of KESA Electrical plc, Laird Group plc and PayPoint plc. He is also Chairman of the Pilkington Pension Scheme Trustees. He was a non-executive director of Alfred McAlpine plc from 1993 until May 2003.

11 Mr Richard Shoylekov
Company Secretary and General Counsel
Richard Shoylekov (40) was appointed as the Company Secretary and General Counsel of Corus Group plc in June 2005. He is also Secretary of the Executive committee. He joined the Company in April 2004 as Director Legal Affairs, prior to which he worked in the oil and gas sector, holding a variety of positions, including General Counsel at Eni SpA Exploration and Production Division.

Committee membership
(a)   Audit
(b)   Remuneration
(c)   Nominations
(d)   Health, Safety and Environment

(a)(b)(c)(d) Denotes Chairman

Corus Annual Review 2005  27

Summary directors’ report

Principal activities and review of the business
Corus is an international metals group that manufactures, processes and distributes steel and aluminium products and provides design, technology and consultancy services for those products.

A review of the Group’s performance during the year, its prospects and future developments is given in the Review of the period on pages 13 to 25.

Results and dividend
The profit before taxation for the year was £580m (2004: £567m).

An interim dividend of 0.5p (2004: nil) per ordinary share was paid during the year and the directors recommend the payment of a final dividend of 1p (2004: nil) per ordinary share, which will, if approved at the Annual General Meeting, be paid on 19 May 2006 to ordinary shareholders and on 30 May 2006 to ADR holders.

Post balance sheet events
(i)

On 2 February 2006, Corus together with the National Trade Union Steel Coordinating Committee (NTUSCC) announced that they had jointly considered the longer term challenges facing the Company’s main UK defined benefit pension fund, the British Steel Pension Scheme (BSPS). This included a comprehensive consultation process during which the Scheme Trustees were kept fully informed.

As a result of these discussions, the BSPS contribution and benefit framework will be revised to secure a 3.5% reduction in the headline rate of future service costs and a 1% increase in employee contributions. Taken together these changes will result in an approximate 20% reduction in the underlying cost to the Company of providing pension benefits.

The main features are:
	•	revised early retirement terms will be applied for future service accrual;
	•	inflation related pension increases on future service accrual will now be capped at 4% per annum; and
	•	employee ordinary contributions will increase from 5% to 6% of pensionable earnings.

A joint Company and NTUSCC working group over the next 12 months will review pension options for new entrants.

Corus is due to recommence cash contributions to the main section of the BSPS from April 2006. This rate has been set at 10%.

(ii)

On 1 February 2006 Corus Finance plc, a subsidiary of Corus Group plc, announced an invitation to sell and consent solicitation in respect of its £150m 11.5% Debenture stock 2016, subject to the terms and conditions set out in the Invitation Memorandum dated on the same day. On 3 March 2006, Corus completed the early repayment, which was made to improve the efficiency of the balance sheet. The total cost of the early finance cost was £237m and the premium paid of £87m will be expensed as a non-recurring finance cost during the first quarter of 2006. Corus estimates that the repayment will result in reduction in future finance costs of £7m per annum.

(iii)	As discussed in the Chairman’s and Chief Executive’s statements, on 16 March 2006 a letter of intent was signed for the proposed sale of the Aluminium rolled products and extrusions businesses.

Directors
Changes in the composition of the Board are discussed in the Chairman’s statement. Biographies of the directors are set out on pages 26 to 27.

The Board
During the year a full review of the effectiveness of the Board, its committees, the Chairman and other members was undertaken. The conclusions of this review were that further progress had been made in improving the Board’s effectiveness, in particular providing greater clarity as to the roles and responsibilities of the Board, its committees, the Chairman, the Senior Independent Director and the Chief Executive and in the provision of information to the Board and its committees. In addition, the Chairman conducted an evaluation of each director’s performance and contribution to the Board during the year, and the Senior Independent Director carried out a similar evaluation of the Chairman.

Corporate governance
Corus is committed to high standards of corporate governance for which the Board of directors is accountable to shareholders.

The Board is of the view that the 2003 Combined Code requires companies to comply or to explain non-compliance with the Code, and in explaining non-compliance the Company is in fact meeting the requirements of the Code.

28  Corus Annual Review 2005

Summary directors’ report

The Board is of the opinion that it has met the requirements of the Code.

With regard to the compliance requirements of the US Sarbanes-Oxley Act, the Company has undertaken work to ensure that it will be in a position to comply with these requirements as and when they become applicable.

A code of ethics was adopted in June 2004, as required under the US Sarbanes-Oxley Act, which applies to the Company’s principal executive and financial officers. The code of ethics is made available on the website www.corusgroup.com

Annual General Meeting
The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Tuesday 9 May 2006 at 11.00am.

Details of the business to be considered at the Annual General Meeting are set out in the Notice of Meeting.

Going concern
The financial statements have been prepared on a going concern basis since the directors are satisfied that the activities of the Company and the Group are sustainable for the foreseeable future.

By order of the Board

Richard Shoylekov
Secretary
27 March 2006

Further information can be obtained from the Directors’ report in the full Report & Accounts and Form 20-F 2005 which is available on request free of charge from the Secretary’s office. Freephone 0800 848113.

Corus Annual Review 2005   29

Summary report on remuneration

Introduction
The Summary report on remuneration is an extract of information from the full Report on remuneration contained in the Report & Accounts and Form 20-F 2005, a copy of which is available on request and can be viewed on the Company’s website www.corusgroup.com

The Report on remuneration will be put to the vote at the forthcoming Annual General Meeting (details are given on page 29).

Remuneration policy

The Company’s remuneration policy is formulated to attract, retain and engage high calibre employees and to motivate them to develop the business in line with the Company’s strategy to be a world class, customer-focused supplier with sustained high levels of performance throughout the economic cycle. In order to achieve this, the remuneration policy as applied to Executive committee members and other senior executives is based on the following core principles:

•

both individual elements and the total reward package are structured so as to be competitive with those provided for equivalent roles by other companies and to encourage and reward continuous improvement of the business in terms of operating and financial performance within a healthy and safe working environment;

•

share-based incentive arrangements are a key feature of executives’ remuneration packages and are structured to be consistent with the interests of the shareholders in the short, medium and longer term;

•	minimum share ownership targets were introduced in 2005 for executives to further align their interests with those of shareholders;
•	executives have a greater proportion of total remuneration that is variable and at risk compared to other employees;
•

in line with practice throughout the Company, executives’ performance is reviewed annually, and financial and personal objectives set for the forthcoming period. The outcome of the appraisal is taken into account when reviewing base salary; in the case of Executive committee members, salary reviews and bonus payments are approved by the Remuneration committee; and

•	contracts of employment for executive directors and other Executive committee members provide for a notice period not exceeding 12 months.

Elements of remuneration
Base pay
The Remuneration committee takes into account relevant information from independent consultants to position executives’ base pay at competitive levels, when compared to similar roles with similar responsibilities in other companies. The aim is to ensure salaries remain competitive, defined as around median compared to a wide group of companies, and also to reflect both overall success and individual performance. Salaries are usually reviewed annually against a number of factors including the performance of the Company as a whole, individual performance, general trends in remuneration and changes to the pay of other employees in the Group. The salaries of Executive committee members, including executive directors, have, on average in the last two years, moved at approximately the same rate as those of other employees (4-4.5%). Salaries are typically reviewed at the beginning of each year.

Annual bonus scheme
There is a non-contractual, non-pensionable annual bonus scheme for executives that uses a balance of Group and, where relevant, divisional financial performance and measurable personal objectives to determine bonus. Three-quarters of maximum potential bonus is derived from financial measures with the balance from personal objectives.

All individual personal objectives for the executive directors and other Executive committee members and the financial targets for senior managers throughout the Group are agreed and approved by the Remuneration committee. Targets are set so as to reward the creation of value; to incentivise the delivery of the Company’s annual plan, which is considered stretching and is itself subject to review and approval by the Board; and to direct effort to key deliverables.

After consultation with shareholders in early 2005, the maximum potential annual bonus was increased to 100% for the Chief Executive and to 80% for executive directors and other members of the Executive committee. For 2005, the bonus for meeting target performance paid one-half of maximum.

The 2005 bonus scheme comprised a mix of Group financial and personal objectives, plus, in the case of the executives heading divisions, relevant divisional financial targets. The Group financial targets related to the achievement of EBITDA margin relative to EU competitors, operating profit, net debt position, and in the case of division directors, divisional operating result and working capital ratios. Personal objectives were based on measurable, key deliverables within individual areas of responsibility.

Executive committee bonus payments for the year ranged between 37% and 73% of maximum.

30  Corus Annual Review 2005

Summary report on remuneration

The bonus scheme for 2006 is based on a similar mix of financial and personal objectives with the same proportion of total bonus applying to financial and personal elements.

For executive directors and other Executive committee members, it is mandatory that half of any bonus is deferred in the form of Company shares which are held in an employee benefit trust and vest on the third anniversary of the award.

Shareholding requirements
Executive committee members are encouraged to accumulate, over a period of four years from the date of appointment, and then retain, a holding in the shares of the Company. In the case of the Chief Executive, the target shareholding is two million shares; for other members of the Executive committee the target is between 350,000 and 500,000 shares. The Chief Executive has achieved this level of shareholding; for the other Executive committee members, individual shareholdings are around 25-50% of target after two years.

Long term incentives
In 2004 the Company introduced a new share-based, long term incentive arrangement known as the Leveraged Equity Acquisition Plan (LEAP). Its objective is to create a very strong link between business performance, senior executives’ reward and shareholders’ interests over the medium term, by providing both an opportunity for executive directors and Executive committee members to invest in the Company’s shares and a deferred bonus arrangement based on shares. Subject to the satisfaction of a performance condition, an award of matching shares may be made based on the performance achieved and the number of shares executives have invested in the Plan.

There are three routes to investment in the LEAP:
•	the mandatory investment of half of annual bonus;
•	an award of conditional shares up to 25% of annual salary in any year; conditional shares are also subject to performance conditions which are described below; and
•	further shares from executives’ own resources if they choose.

Under the rules, investment in any year is subject to a maximum commitment of 60% of an executive’s annual base salary with all the above routes to investment counting towards this maximum.

Awards of conditional shares were made in 2004 and 2005; these were equivalent to an average of 20% of salary in each year. These shares will vest, provided the Company’s Total Shareholder Return (TSR) is at or above the 50th percentile compared to a comparator group of companies. The comparator group consists of the FTSE 250 at the date of the award, but excludes those companies in the finance sector. The number of conditional shares awarded and the number of shares acquired through bonus deferral are shown in the table on page 33.

Matching shares may also be awarded, with the number of potential matching shares determined by reference to the same performance condition and comparator group, in accordance with the table on page 33. Matching shares may apply to shares acquired by bonus deferral, conditional shares and shares transferred to the LEAP from the executive’s own resources.

It is planned to review long term incentive arrangements during 2006. Shareholders will be consulted on any new proposals.

The graphs below show the performance of the Company against the performance of the FTSE 100 and the FTSE 250 indices, chosen as representing relevant market indices, over the prescribed five year period.

Performance graph – Corus Group TSR vs FTSE 250 Index (Annual)

Total shareholder return (%)

160

140

120

100

80

60

40

20

0

31.12.00

31.12.01

31.12.02

31.12.03

31.12.04

31.12.05

Corus Group

FTSE 100 Index

FTSE 250 Index

Performance graph – Corus Group TSR vs FTSE 250 Index (Daily)

Total shareholder return (%)

160

140

120

100

80

60

40

20

0

31.12.00

31.12.01

31.12.02

31.12.03

31.12.04

31.12.05

Corus Group

FTSE 100 Index

FTSE 250 Index

The annual index chart is shown to comply with the relevant legislation; the daily index chart is included as this is more representative of actual Corus Group TSR performance.

It has been assumed that all dividends paid have been reinvested.

Corus Annual Review 2005   31

Summary report on remuneration

Pensions
Pension and life assurance benefits reflect current practice in the UK and the Netherlands and are tailored to take account of historical obligations. Individual pension arrangements are set out below.

UK
Changes to UK pensions from 2006
The Remuneration committee has reviewed the impact of the lifetime allowance on pension scheme members in light of the changes to the taxation of approved pension schemes to be introduced in April 2006. As a result, Corus will offer to those members affected the option to opt out of the pension scheme and receive a cash allowance. This will be broadly cost-neutral for the Company. The committee will keep this policy under review as best practice develops.

Mr Philippe Varin is not a member of any of the Company pension schemes. In accordance with his contract of employment, he is paid a pension allowance of 30% of his base salary. Mr Varin is covered by a life assurance benefit broadly equivalent to that provided under the British Steel Pension Scheme.

Mr David Lloyd is a long-serving member of the main and supplementary sections of the British Steel Pension Scheme. This is a defined benefit scheme which provides for all members one-sixtieth of final pensionable earnings for each year of service.

Netherlands
Mr Rauke Henstra is a member of the Stichting Pensioenfonds Hoogovens which is a defined benefit pension scheme. Normal pension age in the scheme is 62 and general provision is made for a supplementary bridging pension from age 62 to 65 at which time the State Pension becomes payable.

Excess retirement benefits
No person who served as a director of the Company during or before 2005 has been paid or received retirement benefits in excess of the retirement benefits to which they were entitled on the date on which benefits first became payable.

Benefits
Executive committee members are provided with benefits in kind comprising a car or equivalent cash allowance, medical insurance and life assurance. In addition Mr Rauke Henstra receives fuel at the expense of the Company. Benefits in kind do not form part of pensionable earnings and are not taken into account for bonus purposes.

External appointments
Currently executive directors are permitted to hold up to one external directorship or office with the approval of the Board, retaining the fees payable from such appointments. Currently, no executive director holds such an external position.

Directors’ service contracts
It is the Company’s policy that employment contracts will provide for notice periods no longer than 12 months; all Executive committee members’ service agreements are in line with that policy. Mr Philippe Varin and Mr David Lloyd have service contracts that provide for a rolling 12 month period of notice. Mr Rauke Henstra’s service contract provides for a rolling six month period of notice. The contracts provide that other than for cause the Company may terminate the employment on payment of a sum equal to salary and pension contributions, but not bonus, for the period the agreement would otherwise have continued.

Non-executive directors
Non-executive directors’ fees, including fees for chairing Board committees, are reviewed periodically, taking into account fees paid by comparable companies and the roles and responsibilities undertaken by the directors. These fees are determined by the Chairman of the Company and the executive directors.

The Chairman’s fees are determined by the Remuneration committee. Following a review of the Chairman’s remuneration which also took into account the time he commits to the Company compared to that anticipated on his appointment, his total remuneration was increased in 2005. The increase in his remuneration is to be paid entirely in shares; for 2005 this was to the value of £84,745. Based on the average share price for the financial period to which this relates, the award will be 101,010 shares. It was also agreed that his appointment is subject to termination by the giving of 12 months’ notice by the Company.

The Chairman and the non-executive directors do not have service contracts with the Company. Non-executive directors are encouraged to hold 50,000 shares in the Company.

Sums paid to a third party in respect of a director’s service
No consideration was paid to or became receivable by third parties for making available the services of any person as a director of the Company, while a director of the Company, as a director of any of the Company’s subsidiary undertakings, as a director of any other undertaking of which he was (while a director of the Company) a director by virtue of the Company’s nomination, or otherwise in connection with the management of the Company or any such other undertaking during the year to 31 December 2005.

Executive Share Options
No options were granted during the year and it is the intention not to grant any further options under the scheme.

32  Corus Annual Review 2005

Summary report on remuneration

Directors’ interests in shares of the Company

Ordinary shares of 10p	31 Dec 2005 Number	1 Jan 2005 or at date of appointment if later Number

J W Leng (i)	141,666	141,666
P Varin	1,769,466	1,655,328
E A van Amerongen	50,000	50,000
E N Harwerth	50,000	—
A B Hayward	52,776	52,776
R Henstra	—	—
K J Lauk (ii)	—	—
D M Lloyd	85,894	82,881
A M Robb	50,000	50,000
J H Schraven	50,000	50,000

(i)	The share award to Mr Leng referred to on page 32 is not included above.
(ii)	Subsequent to the year end, on 12 January 2006, Dr Lauk acquired an interest in 25,000 shares.

Leveraged Equity Acquisition Plan (LEAP)

Ordinary shares of 10p	Cycle ending	Award held 31 Dec 2005 Number		Award held 1 Jan 2005 Number

Conditional share awards

P Varin	2007	435,788		435,788
	2008	200,346		—

R Henstra	2007	165,370		165,370
	2008	86,206		—

D M Lloyd	2007	231,481		231,481
	2008	103,448		—

S I Pettifor	2007	—	*	256,173

Deferred bonus share awards

P Varin	2007	177,375		177,375
	2008	361,977		—

R Henstra	2007	128,461		—

D M Lloyd	2007	87,289		87,289
	2008	182,651		—

S I Pettifor	2007	—	*	97,831

*

At the date of his retirement, Mr Pettifor beneficially held 28,333 shares purchased with annual bonus cash. In accordance with the rules of the LEAP, these shares were matched resulting in an additional award of 80,037 shares being made amounting to a total award of 670,043 matching shares in respect of his participation in the Plan. The market value of a Corus Group plc ordinary share on 31 May 2005 was 45p.

LEAP TSR Performance relative to comparator group
Percentile	Matching awards

Below 50th	Nil

50th	One half of the shares in LEAP

51st to 66th	Pro rata between one half and one times the shares in LEAP

67th	One times the shares in LEAP

68th to 74th	Pro rata between one and two times the shares in LEAP

75th	Two times the shares in LEAP

76th to 89th	Pro rata between two and three times the shares in LEAP

90th and above	Three times the shares in LEAP

This performance condition was chosen because relative performance to a relevant group (the FTSE 250 excluding the finance sector) is considered a valid and appropriate comparator group as the Company was a constituent of this group at the time awards were made.

Directors’ emoluments

	Total 2005 £	Total 2004 £

Executive directors
P Varin	1,527,722	1,433,844
R Henstra	569,565	232,742
D M Lloyd	673,813	651,290
S I Pettifor	384,559	683,391
Payment for former director
H A M Vrins	24,013	497,554

Sub total	3,179,672	3,498,821

Non-executive directors
J W Leng	381,349	296,465
E A van Amerongen	60,000	52,500
E N Harwerth	8,333	—
A B Hayward	60,000	50,000
K J Lauk	45,833	42,500
A M Robb	60,000	52,500
J H Schraven	74,412	5,417
R T Turner	—	42,500
M C van Veen	36,667	50,000

Sub total	726,594	591,882

Grand total	3,906,266	4,090,703

Directors’ share options

Sharesave options

Ordinary shares of 10p	31 Dec 2005 Number		1 Jan 2005 Number

P Varin	22,294		22,294
D M Lloyd	22,294		22,294
S I Pettifor	22,294	*	22,294

*	At date of retirement 31 May 2005.

Executive share options

Ordinary shares of 10p	31 Dec 2005 Number		1 Jan 2005 Number

P Varin	3,401,953		3,401,953
D M Lloyd	675,949		686,877
R Henstra	265,256		265,256
S I Pettifor	701,799	*	701,799

*	At date of retirement 31 May 2005.

(i)

Options granted to Mr Varin are subject to the special performance condition that he retains 1.1m shares. In the event of leaving service before the exercisable dates, that tranche of options is forfeited.

On behalf of the Board

Richard Shoylekov
Secretary
27 March 2006

Corus Annual Review 2005  33

Summary financial statement

Introduction
This summary financial statement is a summary of information contained in Corus Group’s financial statements, Directors’ report, and Report on remuneration as set out in the Corus Report & Accounts and Form 20-F 2005.

The auditors have issued an unqualified audit report on the full accounts and the auditable part of the Report on remuneration. The United Kingdom Companies Act 1985 requires the auditors to report if the accounting records are not properly kept or if the required information and explanations are not received. Their report on the full accounts and the auditable part of the Report on remuneration contains no such statement.

The following summary financial statement should be read together with the narrative set out earlier in this annual review which mentions to the extent applicable, any important future developments or post balance sheet events.

Independent auditors’ statement to the members of Corus Group plc
We have examined the summary financial statement of Corus Group plc which comprises the Consolidated income statement, Consolidated balance sheet, Consolidated statement of recognised income and expense, Consolidated cash flow statement, Supplementary information, Summary directors’ report and Summary report on remuneration.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the summarised annual report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual report with the annual financial statements, the Directors’ report and the Report on remuneration, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statement is consistent with the annual financial statements, the Directors’ report and the Report on remuneration of Corus Group plc for the year ended 31 December 2005 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors London
27 March 2006

Note
The maintenance and integrity of the Corus Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

34  Corus Annual Review 2005

Consolidated income statement

For the financial period ended 31 December 2005	2005 £m		2004 £m

Group turnover	10,140		9,332
Total operating costs	(9,460)		(8,670)

Group operating profit	680		662
Finance costs	(132)		(129)
Finance income	31		13
Share of post-tax profits of joint ventures and associates	1		21

Profit before taxation	580		567
Taxation	(129)		(126)

Profit after taxation	451		441

Attributable to:
Equity holders of the parent	452		447
Minority interests	(1)		(6)

	451		441

Earnings per share
Basic earnings per ordinary share	10.17	p	10.07	p
Diluted earnings per ordinary share	9.74	p	9.43	p

With effect from 2 January 2005 Corus is preparing its consolidated financial statements, for the first time, in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). For this purpose IFRS represent all International Accounting Standards and International Financial Reporting Standards, as well as interpretations published by the International Financial Reporting Interpretation Committee and its predecessor body, that were issued prior to 31 December 2005 and endorsed by the EU prior to authorisation of these financial statements.

Corus Group financial statements were previously prepared under UK Generally Accepted Accounting Principles (UK GAAP), which differs in a number of areas from IFRS. Therefore it has been necessary to amend certain presentation, accounting, valuation and consolidation methods previously applied under UK GAAP, in order to comply with IFRS for these financial statements. Corus has previously published a separate, detailed description of the move to IFRS and the nature of reconciling items from UK GAAP at the date of transition (being 4 January 2004), and this is available on the website at www.corusgroup.com All comparative figures in respect of 2004 have been restated to reflect these changes, except for the adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’, which only applied from 2 January 2005.

Corus Annual Review 2005  35

Consolidated balance sheet

At 31 December 2005	2005 £m	2004 £m

Non-current assets
Goodwill	83	85
Other intangible assets	56	39
Property, plant and equipment	2,820	2,793
Equity accounted investments	95	109
Other investments	113	66
Retirement benefit assets	157	311
Deferred tax assets	172	174

	3,496	3,577

Current assets
Inventories	1,954	1,732
Trade and other receivables	1,512	1,363
Current tax assets	21	19
Other financial assets	85	—
Short term investments	—	11
Cash and short term deposits	871	589
Assets held for sale	3	—

	4,446	3,714

TOTAL ASSETS	7,942	7,291

Current liabilities
Short term borrowings	(384)	(379)
Trade and other payables	(1,844)	(1,742)
Current tax liabilities	(79)	(117)
Other financial liabilities	(38)	—
Retirement benefit obligations	(5)	(18)
Short term provisions and other liabilities	(117)	(141)

	(2,467)	(2,397)

Non-current liabilities
Long term borrowings	(1,308)	(1,063)
Deferred tax liabilities	(126)	(137)
Retirement benefit obligations	(436)	(455)
Provisions for liabilities and charges	(116)	(122)
Other non-current liabilities	(46)	(26)
Deferred income	(65)	(33)

	(2,097)	(1,836)

TOTAL LIABILITIES	(4,564)	(4,233)

NET ASSETS	3,378	3,058

Equity
Called up share capital	1,697	1,696
Share premium account	173	168
Statutory reserve	—	2,338
Other reserves	283	201
Consolidated reserves	1,199	(1,378)

Equity attributable to equity holders of the parent	3,352	3,025
Minority interests	26	33

TOTAL EQUITY	3,378	3,058

Approved by the Board and signed on its behalf by:

P Varin

D M Lloyd

27 March 2006

36  Corus Annual Review 2005

Consolidated statement of recognised income
and expense

For the financial period ended 31 December 2005	2005 £m	2004 £m

Actuarial losses on defined benefit plans	(156)	(64)
Net movement on fair values of cash flow hedges	(6)	—
Revaluation of available for sale investments	7	—
Deferred tax on items taken directly to reserves	24	19
Revaluation of goodwill due to exchange	(2)	—
Exchange movements on currency net investments	(12)	(2)

Net expense recognised directly in equity	(145)	(47)
Profit after taxation	451	441

Total recognised income and expense for the period	306	394
Adoption of IAS 32 and IAS 39	16	—

	322	394

Total recognised income and expense for the period attributable to:
Equity holders of the parent	307	400
Minority interests	(1)	(6)

	306	394

Adoption of IAS 32 and IAS 39 attributable to:
Equity holders of the parent	24
Minority interests	(8)

	16

Corus Annual Review 2005   37

Consolidated cash flow statement

For the financial period ended 31 December 2005	2005 £m	2004 £m

Operating activities
Cash generated from operations	939	578
Interest paid	(115)	(104)
Premium received on issue of new loans	—	8
Premium paid on redemption of Eurobond	—	(9)
Issue costs of new loans	—	(15)
Interest element of finance lease rental payments	(1)	(2)
Taxation paid	(166)	(93)

Net cash flow from operating activities	657	363

Investing activities
Purchase of property, plant and equipment	(423)	(310)
Development grants received	2	—
Sale of property, plant and equipment	49	37
Purchase of other intangible assets	(29)	(12)
Purchase of other fixed asset investments	(35)	(12)
Loans to joint ventures and associates	—	(1)
Repayment of loans from joint ventures and associates	—	6
Purchase of subsidiary undertakings and businesses	—	(17)
Net cash acquired with subsidiary undertakings and businesses	—	6
Investments in joint ventures and associates	—	(5)
Sale of businesses and subsidiary undertakings	29	95
Sale of joint ventures and associates	3	2
Dividends from joint ventures and associates	9	4
Interest received	30	12
Sale/(purchases) of short term investments	11	(5)

Net cash flow from investing activities	(354)	(200)

Financing activities
Cash inflow from issue of ordinary shares	6	1
New loans	3	558
Repayment of borrowings	(19)	(503)
Capital element of finance lease rental payment	(1)	(1)
Dividends paid	(22)	—

Net cash flow from financing activities	(33)	55

Increase in cash and cash equivalents	270	218
Cash and cash equivalents at beginning of period	557	340
Effect of foreign exchange rate changes	(2)	(1)

Cash and cash equivalents at end of period	825	557

Cash and cash equivalents consist of:
Cash and short term deposits	871	589
Bank overdrafts	(46)	(32)

	825	557

38   Corus Annual Review 2005

Supplementary information

Reconciliation of movements in equity

	2005 £m	2004 £m

Total equity at beginning of period	3,058	2,658
Adoption of IAS 32 and IAS 39	16	—

Total equity at beginning of period – restated	3,074	2,658
Total recognised income and expense attributable to equity holders of the parent	307	400
Issue of conditional share awards	12	4
New shares issued	6	1
Dividends paid	(22)	—
Minority interests	1	(5)

Total equity at end of period	3,378	3,058

Reconciliation of net cash inflow to movement in net debt

	2005	2004
	£m	£m

Movement in cash and cash equivalents	270	218
Movement in short term investments	(11)	5
Movement in debt	17	(54)
Issue costs of new loans	—	15
Premium received on issue of new loans	—	(8)

Change in net debt resulting from cash flows in period	276	176
Debt and liquid resources acquired	—	3
Exchange rate movements	27	(9)
Other non cash changes	(14)	(11)

Movement in net debt in period	289	159
Net debt at beginning of period	(842)	(1,001)
Adoption of IAS 32 and IAS 39	(268)	—

Net debt at end of period	(821)	(842)

	£m

The adoption of IAS 32 and IAS 39 may be further analysed as follows:
Reclassification of non-returnable proceeds from the securitisation programme	(275)
Reclassification of equity element of convertible debt and accretion of interest thereon	15
Reclassification of minority preference shares	(8)

	(268)

Analysis of net debt

	2005	2004
	£m	£m

Cash and short term deposits (excluding bank overdrafts)	871	589
Bank overdrafts	(46)	(32)
Short term investments	—	11
Long term borrowings	(1,275)	(1,035)
Other loans	(336)	(346)
Obligations under finance leases	(35)	(29)

	(821)	(842)

Corus Annual Review 2005    39

Shareholder information

Share price information
The latest Corus share price is available from the Financial Times Cityline Service. Telephone: 0906 8433311

Report & Accounts and Form 20-F and
general enquiries
Copies of the full report, other general information about the Group’s business and copies of the Corporate responsibility report may be obtained free of charge from:

UK
The Secretary’s Office
Corus
30 Millbank
London SW1P 4WY
FREEPHONE 0800 484113

Netherlands
Communications and Public Affairs
Corus
P.O. Box 10.000
1970 CA IJmuiden
The Netherlands
Telephone: +31 (0)251 49 19 52
Email: supportdeskcpa@corusgroup.com

UK shareholder enquiries
Administrative enquiries concerning shareholdings should be directed to:
Corus Group Section
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3961

Shareholders can obtain details of their shareholdings via a web-based enquiry service: www.shareview.co.uk – you will need your eight digit shareholder reference number.

Annual General Meeting
The Annual General Meeting of shareholders will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Tuesday 9 May 2006 at 11.00am.

Details of the business to be considered at the Annual General Meeting is set out in the Notice of Meeting.

ADR holders may instruct The Bank of New York as to how the ordinary shares represented by their ADRs should be voted by completing and returning the voting card in accordance with the instructions printed thereon.

Holders of shares traded on Euronext can request a proxy form from the ABN AMRO Servicedesk. Telephone: +31 (0)765 79 94 55

Dividend
For 2005, the Board announced an interim dividend of 0.5p per share at the time of the interim results and at the Annual General Meeting on 9 May 2006 will recommend a final dividend of 1p per share giving a total for the year of 1.5p per share.

Payment of dividends
Ordinary shareholders and loan stock holders may arrange to have their dividends or interest paid directly into a bank or building society account through the Bankers Automated Clearing System (BACS). Mandate forms are available from Lloyds TSB Registrars whose details appear opposite or alternatively you can set up a new, or change an existing, dividend mandate via the Lloyds TSB Registrars shareview website at www.shareview.co.uk

US shareholder enquiries
The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Toll Free telephone # for domestic callers:
1-888-BNY-ADRS (1-888-269-2377)
International callers can call: 1-212-815-3700

Email: shareowners@bankofny.com
Website for shareholder inquiries: www.stockbny.com
The Bank of New York’s ADR website: www.adrbny.com

What do you think? We encourage feedback on this report and on where and how we can make improvements. Please contact us by email at feedback@corusgroup.com

40 Corus Annual Review 2005

Glossary

Technical terms

Bars

Long steel products that are rolled from billets; merchant bar and reinforcing bar (rebar) being two common categories. The former is used to fabricate furniture, stair railings, and farm equipment and the latter to strengthen concrete in highways, bridges, and buildings.

Billet	A semi-finished product that is used for long products: bars, channels or other structural shapes. Billets are normally 2 to 7 inches square.

Bloom	A semi-finished product with a rectangular cross-section that is more than 8 inches. This large cast steel shape is broken down in the mill to produce the familiar I-beams, H-beams, and sheet piling.

Coated products	Steel (generally flat products) coated with metal, plastic laminates or organic paints.

Cold reduced coil	Cold reduced flat products supplied in coils.

Continuous casting	The process whereby semi-finished products are obtained directly from liquid steel.

Crude steel	Steel at its first stage of solidification, i.e. ingots and continuously cast semi-finished products.

Electrical steels	Flat products with guaranteed properties relating to magnetic losses, induction or permeability.

Extrusion	The process of shaping aluminium by forcing it to flow through a shaped opening in a die.

Flat products	Products of rectangular cross-section, e.g. plates, strip and most coated products.

Hot rolled coil	Hot rolled flat products supplied in coils.

Ingots	Solid products obtained by pouring liquid steel into moulds to produce shapes which are suitable for hot rolling or for forging into semi-finished or finished steel products.

Liquid steel	The molten steel output of a steelmaking furnace, excluding slag.

Long products	Classification of steel products that includes bar, rod and structural products, that are long, rather than flat.

Manned capacity	The production capacity of a particular process at a given manning level.

Plates	Sheet steel with a width of more than 8 inches, with a thickness ranging from 1/4 inch to more than 1 foot.

Seamless tubes	Tubes formed by piercing and rolling an ingot or semi-finished product so that the resulting hollow has a uniform surface without the seam which appears in welded tubes.

Sections	Long products with certain cross-section shapes, usually resembling the letters H, I, L, T, U or Z.

Semi-finished products	Products of solid cross-section, i.e. billets, blooms and slabs, which have not been worked except by continuous casting or primary hot rolling.

Sheet steel

Thin, flat-rolled steel. Coiled sheet steel accounts for nearly 50% of all steel shipped domestically and is created in a hot-strip mill by rolling a cast slab flat while maintaining the side dimensions.

Slab	The most common type of semi-finished steel. Traditional slabs measure 2 to 10 inches thick, 30 to 85 inches wide and average about 20 feet long.

Strip	Flat products manufactured in a continuous or semi-continuous strip mill.

Tinplate	Cold reduced coil electrolytically coated with tin.

Vacuum Degassing	An advanced steel refining facility that removes oxygen, hydrogen and nitrogen under low pressures (in a vacuum) to produce ultra-low-carbon steel for demanding electrical and automotive applications.

Welded tubes	Tubes formed by bending a flat product to tubular shape and closing the seam by welding.

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Designed and produced by Fishburn Hedges Design

www.corusgroup.com

Corus Group plc 30 Millbank London SW1P 4WY United Kingdom T +44 (0)20 7717 4444 F +44 (0)20 7717 4455

Registered in England No. 3811373